Exhibit 4.18

WAIVER AND RELEASE OF COMPENSATION CLAIMS

This Waiver and Release of Compensation Claims (this “Waiver”) is made as of December 17, 2025 (the “Effective Date”), by and between Youxin Technology Ltd, a Cayman Islands exempted company (the “Company”), and the undersigned executive (“Executive”).

RECITALS

WHEREAS, Executive is employed by the Company and serves as its Chief Executive Officer, as applicable;

WHEREAS, the Company and Executive are party to that certain Employment Agreement dated April 06, 2023 (as amended, supplemented or otherwise modified from time to time, the “Employment Agreement”);

WHEREAS, the Company and Executive have entered into, or are concurrently entering into, a supplemental agreement to the Employment Agreement (the “Supplemental Agreement”) to clarify that that, effective January 1, 2026, the Executive’s US$8,000 per month salary will be paid solely by Guangzhou Youxin Technology Co., Ltd. or such other operating subsidiary designated by the Company (“Designated Subsidiary”) and that Youxin Technology Ltd will no longer pay such salary; and

WHEREAS, in connection with the Supplemental Agreement, the Company and Executive desire that Executive provide this separate Waiver in favor of the Company.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants set forth herein and in the Supplemental Agreement, and intending to be legally bound hereby, the parties agree as follows:

1. WAIVER OF CLAIMS RELATING TO PRE-IPO COMPENSATION

Waiver. Executive hereby irrevocably and unconditionally waives, releases, disclaims and forever relinquishes any and all claims, rights, entitlements, demands, liabilities and causes of action of any kind or nature whatsoever, whether known or unknown, suspected or unsuspected, fixed or contingent, in law or in equity, that Executive ever had, now has or may hereafter have against the Company or any of its subsidiaries or affiliates, arising out of or relating to any compensation for services performed prior to the IPO, except for compensation previously and validly paid to Executive by Guangzhou Youxin Technology Co., Ltd.; provided, however, that no additional amounts are or will become owed by the Company or any affiliate in connection with such compensation. (“Pre-IPO Payments Claims”).

2. WAIVER OF CLAIMS RELATING TO AMENDMENT OF SALARY ARRANGEMENT

2.1 Amendment Acknowledgment. Effective January 1, 2026, Executive acknowledge and agrees that the Executive shall receive his salary and cash compensation under the terms of the Employment Agreement solely from Guangzhou Youxin Technology Co., Ltd. or such other operating subsidiary designated by the Company (“Designated Subsidiary”).

2.2 Waiver. Executive hereby irrevocably and unconditionally waives, releases, disclaims and forever relinquishes any and all claims, rights, entitlements, demands, liabilities and causes of action of any kind or nature whatsoever, whether known or unknown, suspected or unsuspected, fixed or contingent, in law or in equity, that Executive ever had, now has or may hereafter have against the Company or any of its subsidiaries or affiliates, arising out of or relating to payment of the Executive’s Salary under the Employment Agreement from any entity other than the Designated Subsidiary.

2.3 No Amounts Owed. Executive acknowledges and agrees that the Company is current on all payments to the Executive under the Employment Agreement.

3. NO EXISTING OR FUTURE CLAIMS

3.1 No Pending Claims. Executive represents and warrants that Executive has not commenced, filed or initiated, and is not a party to, any claim, charge, complaint, action, arbitration or other proceeding against the Company or any of its subsidiaries or affiliates based upon or relating to the Executive’s compensation under the Employment Agreement.

3.2 Permanent Bar. Executive acknowledges and agrees that this Waiver is knowing and voluntary and that, from and after the Effective Date, Executive shall be permanently barred from commencing, filing or asserting any Pre-IPO Payment Claims or any claim described in Section 2.2 against the Company or any of its subsidiaries or affiliates, whether by way of complaint, counterclaim, defense, setoff or otherwise.

4. NO LIMITATION ON POST-IPO COMPENSATION

Nothing in this Waiver is intended to, nor shall it, waive or release any right of Executive to compensation or benefits that are expressly provided under the Employment Agreement, the Supplemental Agreement or any other written arrangement approved by the Company’s Board of Directors or its compensation committee with respect to periods on and after the IPO.

5. NO ADMISSION

Nothing contained in this Waiver or in the Supplemental Agreement shall be deemed or construed as an admission by the Company or any of its subsidiaries or affiliates of any liability, wrongdoing or violation of law of any kind.

6. GOVERNING LAW

This Waiver shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice-of-law or conflict-of-laws rules that would cause the application of the laws of any jurisdiction other than the State of New York.

7. MISCELLANEOUS

7.1 Binding Effect. This Waiver shall be binding upon the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns.

7.2 Entire Agreement. This Waiver, together with the Employment Agreement and the Supplemental Agreement, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior or contemporaneous understandings relating thereto.

7.3 Amendments. This Waiver may not be amended or modified except in a writing executed by both the Company and Executive.

7.4 Counterparts. This Waiver may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

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[Signature page to the Waiver]

IN WITNESS WHEREOF, the parties have executed this Waiver as of the Effective Date.

YOUXIN TECHNOLOGY LTD

By:	/s/ Shaozhang Lin
Name:	Shaozhang Lin
Title:	Chief Executive Officer

EXECUTIVE

/s/ Shaozhang Lin
Name	Shaozhang Lin